UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A




                    Under the Securities Exchange Act of 1934


                           Lakeland Industries Inc.
                           ---------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value per share
                         ------------------------------------------
                         (Title of Class of Securities)


                                    511795106
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 September 7,2007
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

        PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                         395,661
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     395,661
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                           -0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.16%

14   TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Evelyn Holtzman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        SEE ITEM 5

14   TYPE OF REPORTING PERSON*

     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Opportunity Fund, L.P. 20-2923350

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
 SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SH Independence, LLC 20-2923276

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
 SCHEDULE 13D

CUSIP No. 511795106

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Holtzman Financial Advisors, LLC 20-0236486

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                (b)x

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                         302,400
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     302,400
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.47%

14   TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and supplemetns the Schedule 13D, dated March 9, 2007 (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by Seymour Holtzman and others with respect to the common stock, $.01 par value (the "Common Stock"), of Lakeland Industries, Inc. (the "Issuer"). The address of the principal offices of the Company is 701-7 Koehler Avenue, Ronkonkoma, NY 11779.


Item 3. Source and Amount of Funds or Other Consideration.

The purchases of 1,740 shares of Common Stock by Seymour and Evelyn Holtzman were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by their brokerage firms, RBC Capital Markets Corp. (successor to Spear, Leeds & Kellog), in the ordinary course of business. The amount of funds expended for such purchases (including brokerage commissions and related fees) was approximately $14,130.

Item 5. Interest in Securities of the Issuer.

          (a) and (b) As of September 12, 2007, the Reporting Persons owned an aggregate 395,661 shares of Common Stock, representing approximately 7.16% of the outstanding shares of Common Stock based upon the 5,523,288 shares of Common Stock reported by the Issuer to be outstanding as of September 6, 2007 in its Form 10-Q filed with the SEC on September 6, 2007 for the period ending July 31, 2007.

As of September 12, 2007, Seymour and Evelyn Holtzman beneficially owned an aggregate of 93,261 shares of Common Stock, representing approximately 1.69% of the outstanding shares of Common Stock.

As of September 12, 2007, Opportunity beneficially owned an aggregate of 302,400 shares of Common Stock, representing 5.47% of the outstanding shares of Common Stock. By virtue of the relationships described under Item 2 of this Schedule 13D, Advisors and Independence may be deemed to have indirect beneficial ownership of the 302,400 shares of Common Stock held by Opportunity.

As of September 12, 2007, by virtue of the relationships described under
Item 2 of this Schedule 13D, Seymour Holtzman may be deemed to have indirect beneficial ownership of the 302,400 shares of Common Stock held by Opportunity. Seymour Holtzman has sole voting and dispositive power over the 93,261 shares of Common Stock beneficially owned by him and his wife and the 302,400 shares owned by Opportunity. Therefore, Seymour Holtzman may be deemed to benefically own in the aggregate 395,661 shares of Common Stock, representing approximately 7.16% of the outstanding shares of Common Stock.



Item 7. Material to be Filed as Exhibits



            Exhibit 99.1. (Corrected) Joint filing agreement of all parties.

            Exhibit 1. Transactions in the Common Stock of the
            Issuer from January 1, 2007 to September 12, 2007.

            Exhibit 2. Letter from Holtzman Opportunity Fund delievered to Issuer on September 7, 2007.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 12, 2007



                                  Holtzman Opportunity Fund, L.P.
                                  By: Holtzman Financial Advisors, LLC,its
                                  By: SH Independence, LLC, its Managing Member
                                  By: /s/ Seymour Holtzman
                                    ----------------------------
                                 Name: Seymour Holtzman
                                 Title: Managing Member


                                Holtzman Financial Advisors, LLC
                                By: SH Independence, LLC its Managing Member

                                By: /s/ Seymour Holtzman
                                          ----------------------------
                                 Name:  Seymour Holtzman
                                 Title: Managing Member

                                       SH Independence, LLC

                                       By: /s/ Seymour Holtzman
                                          ----------------------------
                                          Name:  Seymour Holtzman
                                          Title: Managing Member


                                       /s/ Seymour Holtzman
                                       -------------------------------
                                       Seymour Holtzman


                                       /s/ Evelyn Holtzman
                                       -------------------------------
                                       Evelyn Holtzman